OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: INVESTIGATIONS INTO LIBOR, ISDAFIX, OTHER BENCHMANRKS AND FOREIGN EXCHANGE RATES

MATTER DETAIL: THIS IS AN UPDATE TO THE PREVIOUSLY DISCLOSED MATTER TITLED "INVESTIGATIONS INTO LIBOR, ISDAFIX , OTHER BENCHMANRKS AND FOREIGN EXCHANGE RATES." REGULATORS AND LAW ENFORCEMENT AGENCIES FROM A NUMBER OF GOVERNMENTS HAVE BEEN CONDUCTING INVESTIGATIONS RELATING TO BBPLC'S INVOLVEMENT IN MANIPULATING FINANCIAL BENCHMARKS AND FOREIGN EXCHANGE RATES. BBPLC HAS REACHED SETTLEMENTS WITH THE RELEVANT LAW ENFORCEMENT AGENCY OR REGULATOR IN CERTAIN INVESTIGATIONS, BUT OTHERS, INCLUDING THOSE SET OUT IN MORE DETAIL BELOW, REMAIN PENDING. PLEASE NOTE, THERE ARE FOUR (4) ADDITIONAL PENDING INVESTIGATIONS, DISCLOSED ON APRIL 30TH, 2014, THAT DO NOT HAVE APPLICABLE UPDATES AT THIS TIME. NON-PROSECUTION AGREEMENT (NPA) IN ANTICIPATION OF THE EXPIRY OF THE NPA'S TWO-YEAR PERIOD, IN JUNE 2014 BARCLAYS AND THE DOJ FRAUD SECTION (DOJ-FS) ENTERED INTO A LETTER AGREEMENT WHICH: (I) GIVES DOJ-FS UNTIL JUNE 27TH, 2015 TO MAKE A DETERMINATION UNDER THE NPA SOLELY AS TO WHETHER ANY OF BARCLAYS TRADING ACTIVITIES IN THE FOREIGN EXCHANGE MARKET DURING THE TWO-YEAR PERIOD FROM JUNE 26TH, 2012 CONSTITUTED THE COMMISSION OF A 'UNITED STATES CRIME'; AND (II) WITH RESPECT TO THE ONGOING INVESTIGATION OF THOSE TRADING ACTIVITIES BY DOJ-FS AND THE DOJ ANTITRUST DIVISION (DOJ-AD), EXTENDS BARCLAYS' OBLIGATION TO DISCLOSE NON-PRIVILEGED INFORMATION IN RESPONSE TO ENQUIRIES OF THE DOJ-FS TO JUNE 27TH, 2015. THE TWO-YEAR PERIOD UNDER THE NPA HAS OTHERWISE EXPIRED. PRECIOUS METALS INVESTIGATION BBPLC HAS BEEN PROVIDING INFORMATION TO THE DOJ IN CONNECTION WITH THE DOJ'S INVESTIGATION INTO PRECIOUS METALS AND PRECIOUS METALS-BASED FINANCIAL INSTRUMENTS. FOREIGN EXCHANGE TRADING INVESTIGATION VARIOUS REGULATORY AND ENFORCEMENT AUTHORITIES, INCLUDING THE FCA, THE EUROPEAN COMMISSION, THE CFTC, THE DOJ-FS, THE DOJ-AD, THE SEC, AND THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ARE INVESTIGATING A RANGE OF ISSUES ASSOCIATED WITH FOREIGN EXCHANGE SALES AND TRADING, INCLUDING ELECTRONIC TRADING. THE DOJ-AD IS ALSO INVESTIGATING POTENTIAL VIOLATIONS OF US ANTI-TRUST LAWS. CERTAIN INVESTIGATIONS INVOLVE MULTIPLE MARKET PARTICIPANTS IN VARIOUS COUNTRIES. BBPLC HAS RECEIVED ENQUIRIES FROM CERTAIN AUTHORITIES RELATED TO THEIR PARTICULAR INVESTIGATIONS, AND FROM OTHER REGULATORS INTERESTED IN FOREIGN EXCHANGE ISSUES. BARCLAYS IS REVIEWING ITS FOREIGN EXCHANGE TRADING, COVERING A SEVERAL-YEAR PERIOD, AND IS CONTINUING TO COOPERATE WITH THE RELEVANT AUTHORITIES IN THEIR INVESTIGATIONS. IN NOVEMBER 2014, THE FCA AND THE CFTC ENTERED INTO SETTLEMENT AGREEMENTS WITH SEVERAL BANKS REGARDING FOREIGN EXCHANGE TRADING. BARCLAYS ANNOUNCED THAT IT HAD CONSIDERED ENTERING INTO THE SETTLEMENT. AFTER DISCUSSIONS WITH OTHER REGULATORS AND AUTHORITIES, IT CONCLUDED THAT IT WAS IN BARCLAYS' INTEREST TO SEEK A MORE COORDINATED SETTLEMENT, AND THAT IT WOULD CONTINUE TO ENGAGE WITH THESE REGULATORS AND AUTHORITIES, INCLUDING THE FCA AND CFTC, WITH THE OBJECTIVE OF ACHIEVING A RESOLUTION IN DUE

COURSE. IN DECEMBER 2014, THE HONG KONG MONETARY AUTHORITY (HKMA) ANNOUNCED THE OUTCOME OF ITS INVESTIGATION INTO THE FOREIGN EXCHANGE OPERATIONS OF TEN BANKS IN HONG KONG, INCLUDING BBPLC. IN RESPECT TO BBPLC, THE HKMA SAID THAT ITS INVESTIGATION REVEALED CERTAIN CONTROL DEFICIENCIES WHICH REQUIRED BARCLAYS TO TAKE CERTAIN REMEDIAL STEPS, BUT ALSO NOTED THAT, IN RECENT YEARS, BBPLC HAS MADE ENHANCEMENTS IN LINE WITH INTERNATIONAL TRENDS.

FILED BY: RYANN1

FILED ON: 5/18/2015 3:48:07 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.